UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LightInTheBox Holding Co., Ltd.
(Name of Issuer)

Ordinary shares, par value US$0.000067 per share
(Title of Class of Securities)

53225G102
(CUSIP Number)

Chan Yik Pun Company Secretary Zall Group Ltd. Suite 2101, 21st Floor, Two Exchange Square Central, Hong Kong 852-3153-5808
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With copies to: Ning Zhang, Esq. Orrick, Herrington & Sutcliffe LLP 5701 China World Tower No.1 Jianguomenwai Avenue Beijing 100004 People's Republic of China 86-10-8595-5693
October 13, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
CUSIP No. 53225G102		Page 1 of 10

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Zall Cross-border E-commerce Investment Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
49,955,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
49,955,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
49,955,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

_______________________
* See Item 5 for Information on calculating this percentage.

13D
CUSIP No. 53225G102		Page 2 of 10

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Zall Development (BVI) Holding Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
51,410,242

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
51,410,242

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,410,242

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

_______________________
* See Item 5 for Information on calculating this percentage.

13D
CUSIP No. 53225G102		Page 3 of 10

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Zall Group Ltd.*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
51,410,242

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
51,410,242

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,410,242

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.4%†

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

_______________________
* Zall Development Group Ltd. changed its name to Zall Group Ltd. on May 20, 2016.  See Item 1 for more information.
† See Item 5 for Information on calculating this percentage.

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CUSIP No. 53225G102		Page 4 of 10

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Zall Development Investment Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
51,410,242

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
51,410,242

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,410,242

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1)
35.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

_______________________
* See Item 5 for Information on calculating this percentage.

13D
CUSIP No. 53225G102		Page 5 of 10

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Yan Zhi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People's Republic of China ("PRC")

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
51,410,242

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
51,410,242

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,410,242

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

_______________________
* See Item 5 for Information on calculating this percentage.

13D
CUSIP No. 53225G102		Page 6 of 10

Item 1.  Security and Issuer.

This Amendment No. 1 to the statement on Schedule 13D (this "Amendment") relates to Ordinary Shares of LightInTheBox Holding Co., Ltd., a company incorporated in the Cayman Islands (the "Issuer").  Two Ordinary Shares of the Issuer are represented by one American depository share ("ADS").  The Issuer's principal executive offices are located at Tower 2, Area D, Diantong Square; No. 7 Jiuxianqiao North Road; Chaoyang District, Beijing 100015; PRC.

The Reporting Persons filed the initial statement on Schedule 13D on April 11, 2016 (the "Initial Statement"), and capitalized terms used in this Amendment, but not otherwise defined, have the meanings given to them in the Initial Statement.  Zall Development Group Ltd., a company incorporated in the Cayman Islands with limited liability, was defined in the Initial Statement as Parent and, on May 20, 2016, changed its name to Zall Group Ltd., a company incorporated in the Cayman Islands with limited liability.  References herein and going-forward to Parent refer to Zall Group Ltd. formerly known as Zall Development Group Ltd.

This Amendment:

•	Amends and supplements disclosures under Items 3, 4 and 6 of the Initial Statement, and
•	Amends and restates disclosures in the cover pages and under Items 5 and 7 of the Initial Statement.

Other than as amended by this Amendment, the disclosures in the Initial Statement are unchanged.

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 of the Initial Statement is hereby amended and supplemented by adding the following to the end thereof:

"On September 9, 2016, Zall Development (HK) Holding Company Limited (the "Purchaser") and Stifel, Nicolaus & Company, Incorporated ("Stifel") entered into a Rule 10b5-1 trading plan (the "Trading Plan") which is attached hereto as Exhibit 3.  The Purchaser is a direct wholly-owned subsidiary of Development.

Pursuant to the Trading Plan, Stifel may execute open market purchases of the ADSs.  Using cash on hand in the amount of approximately $467,873 from working capital (excluding commissions), a total of 164,156 ADSs (which are equivalent to 328,312 Ordinary Shares) were purchased within 60 days prior to October 20, 2016 which includes certain purchases made outside of, and pursuant to, the Trading Plan.  Below is a table of the purchases.

Date	No. of ADSs	Average Unit Price	Price Range for Purchased ADSs
9/23/16	24,949	$2.87	$2.86 - $2.88
9/26/16	27,017	$2.91	$2.84 - $2.96
9/28/16	4,000	$2.94	$2.89 - $2.95
9/29/16	4,000	$2.85	$2.84 - $2.86
9/30/16	3,866	$2.87	$2.78 - $2.89
10/03/16	7,000	$2.90	$2.87 - $2.94
10/04/16	9,000	$2.88	$2.87 - $2.90
10/05/16	7,000	$2.95	$2.88 - $2.98
10/06/16	7,000	$2.95	$2.93 - $2.96
10/07/16	3,923	$2.87	$2.85 - $2.88
10/10/16	8,300	$2.88	$2.87 - $2.88
10/11/16	8,300	$2.87	$2.85 - $2.89
10/12/16	8,300	$2.90	$2.88 - $2.90
10/13/16	8,300	$2.74	$2.74 - $2.75
10/14/16	8,300	$2.72	$2.72 - $2.73

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CUSIP No. 53225G102		Page 7 of 10

10/17/16	7,200	$2.69	$2.68 - $2.71
10/18/16	3,301	$2.76	$2.73 - $2.77
10/19/16	7,200	$2.72	$2.69 - $2.80
10/20/16	7,200	$2.70	$2.68 - $2.75

The Reporting Persons undertake to provide upon request by the staff of the Securities and Exchange Commission (the "Commission") full information regarding the number of shares purchased at each separate price within the ranges set forth above."

Item 4.  Purpose of Transaction.

Item 4 of the Initial Statement is hereby amended and supplemented by deleting the disclosure under the heading "Further Matters" (including deleting such heading) and adding the following in its place:

"Further Matters

On September 9, 2016, the Purchaser and Stifel entered into the Trading Plan.  Pursuant to the Trading Plan, Stifel may execute open market purchases of the ADSs.  Using cash on hand in the amount of approximately $467,873 from working capital (excluding commissions), a total of 164,156 ADSs (which are equivalent to 328,312 Ordinary Shares) were purchased within 60 days prior to October 20, 2016 which includes certain purchases made outside of, and pursuant to, the Trading Plan.  Upon the terms and conditions of the Trading Plan, on behalf of the Purchaser, Stifel may continue to make acquisitions of additional securities of the Issuer until the Trading Plan terminates.

Except as disclosed herein, and in connection with the Subscription Agreement and the IR Agreement referenced above, none of the Reporting Persons and, to the best of their knowledge, any person named in Attachment A, has any present plans or proposals that relate to, or would result in, any of the results described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as disclosed herein, the Reporting Persons have no present intention to further acquire securities of the Issuer; provided, however, the Reporting Persons intend to review their investment on a regular basis and, as a result of such review and subject to the Subscription Agreement and the IR Agreement and other applicable agreements, may determine at any time or from time to time, either alone or as part of a group:

●	to acquire additional securities of the Issuer through open market purchases, in privately negotiated transactions, or otherwise,

●	to dispose of all or a portion of the securities of the Issuer beneficially owned in the open market, in privately negotiated transactions, or otherwise, or

●	to take any other available course of action which may involve one or more of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D or have the results described in those subparagraphs.

Notwithstanding anything herein to the contrary, each Reporting Person specifically reserves the right to change its intention with respect to any and all matters disclosed or referenced herein.  In reaching any decision with respect to any course of action, each Reporting Person expects it would take into consideration a variety of factors including, but not limited to, the Issuer's business and prospects, other business opportunities available to the Reporting Person, changes in applicable laws and regulations, general economic conditions, worldwide money and equity market conditions (including the market price of the securities of the Issuer), tax considerations and any other factors deemed relevant."

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby amended and restated by the following:

"(a) and (b)

Per the Issuer's Registration Statement on Form F-3/A (File No. 333-212007) filed on September 2, 2016 with the Commission, the Issuer has 137,878,465 Ordinary Shares outstanding as of September 2, 2016 which

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CUSIP No. 53225G102		Page 8 of 10

includes 42,500,000 Ordinary Shares beneficially held by the Reporting Persons.

When the Ordinary Shares that may be purchased under the Warrant are included, the Reporting Persons may be deemed to have beneficial ownership of an additional 7,455,000 Ordinary Shares that are deemed outstanding for purposes of disclosing the total number and percentage of Ordinary Shares under Items 1 and 5.

E-commerce may be deemed to beneficially own 49,955,000 Ordinary Shares and 34.4% of the Ordinary Shares assuming 145,333,465 Ordinary Shares outstanding which includes 7,455,000 Ordinary Shares purchasable under the Warrant.

Each of Development, Parent, Investment and Yan may be deemed to beneficially own 51,410,242 Ordinary Shares and 35.4% of the Ordinary Shares assuming 145,333,465 Ordinary Shares outstanding which includes 7,455,000 Ordinary Shares purchasable under the Warrant and 164,156 ADSs (which are equivalent to 328,312 Ordinary Shares).

No Reporting Person has the sole power to vote, or direct the vote, or sole power to dispose, or direct the disposition of, the securities of the Issuer.  Each Reporting Person has the shared power to vote, or to direct the vote, or shared power to dispose, or direct the disposition of, such securities subject to the terms of the Subscription Agreement and the IR Agreement and any other applicable agreements.

Yan is the sole beneficial owner of Investment which beneficially owns approximately 75% of Parent which indirectly controls all of the beneficial interests in Development which is the sole beneficial owner of each of E-commerce and the Purchaser.  Pursuant to Rule 13d-3, Yan may be deemed to share beneficial ownership over the securities beneficially held by E-commerce and the Purchaser.

Other than for purposes of Rule 13d-3, the foregoing statements will not be deemed to constitute an admission by each Reporting Person that the Reporting Person is the beneficial owner of any securities disclosed herein, and such beneficial ownership is expressly disclaimed.  To each Reporting Person's knowledge, no Ordinary Shares are beneficially owned by any person listed on Attachment A.

(c)
Pursuant to the Trading Plan, Stifel may execute open market purchases of the ADSs.  Using cash on hand in the amount of approximately $467,873 from working capital (excluding commissions), a total of 164,156 ADSs (which are equivalent to 328,312 Ordinary Shares) were purchased within 60 days prior to October 20, 2016 which includes certain purchases made outside of, and pursuant to, the Trading Plan.  Below is a table of the purchases.

Date	No. of ADSs	Average Unit Price	Price Range for Purchased ADSs
9/23/16	24,949	$2.87	$2.86 - $2.88
9/26/16	27,017	$2.91	$2.84 - $2.96
9/28/16	4,000	$2.94	$2.89 - $2.95
9/29/16	4,000	$2.85	$2.84 - $2.86
9/30/16	3,866	$2.87	$2.78 - $2.89
10/03/16	7,000	$2.90	$2.87 - $2.94
10/04/16	9,000	$2.88	$2.87 - $2.90
10/05/16	7,000	$2.95	$2.88 - $2.98
10/06/16	7,000	$2.95	$2.93 - $2.96
10/07/16	3,923	$2.87	$2.85 - $2.88
10/10/16	8,300	$2.88	$2.87 - $2.88
10/11/16	8,300	$2.87	$2.85 - $2.89
10/12/16	8,300	$2.90	$2.88 - $2.90
10/13/16	8,300	$2.74	$2.74 - $2.75
10/14/16	8,300	$2.72	$2.72 - $2.73
10/17/16	7,200	$2.69	$2.68 - $2.71
10/18/16	3,301	$2.76	$2.73 - $2.77
10/19/16	7,200	$2.72	$2.69 - $2.80
10/20/16	7,200	$2.70	$2.68 - $2.75

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The Reporting Persons undertake to provide upon request by the staff of the Commission full information regarding the number of shares purchased at each separate price within the ranges set forth above.  Except as set forth above or incorporated by reference herein, none of the Reporting Persons and, to the Reporting Persons' knowledge, none of the persons named in Attachment A have effected any transitions in the ordinary shares or ADSs within the past 60 days.

(d)

None.

(e)

Not Applicable."

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial Statement is hereby amended and supplemented by adding the following paragraph to the end thereof:

"On September 9, 2016, the Purchaser and Stifel entered into the Trading Plan.  Pursuant to the Trading Plan, Stifel may execute open market purchases of the ADSs subject to the satisfaction of certain conditions including, among others, the trading price.  The Issuer is also a signatory to the Trading Plan solely for the purpose of providing an "Issuer Representation" set forth on Exhibit A to the Trading Plan.  A copy of the Trading Plan is filed as Exhibit 3 hereto and the foregoing description of the Trading Plan is qualified in its entirety to such exhibit."

Item 7.  Material to Be Filed as Exhibits.

Item 7 of the Initial Statement is hereby amended and restated by the following:

"Exhibit Number	Description

1
Subscription Agreement, dated as of March 17, 2016, between Zall Cross-border E-commerce Investment Company Limited and LightInTheBox Holding Co., Ltd. (incorporated by reference to Exhibit 99.2 to the Issuer's Form 6-K filed on March 17, 2016) that contains the Form of Warrant as Exhibit A and the Form of Investor Rights Agreement among the Issuer, E-commerce, Guo, and Wincore as Exhibit C.

2
Margin Loan Confirmation, dated as of March 23, 2016, between CCB International Securities Limited and E-commerce (incorporated by reference to Exhibit 2 to the Initial Statement filed on April 11, 2016 by the Reporting Persons).*

3	Trading Plan, dated as of September 9, 2016, between the Purchaser and Stifel.*

*	Certain portions have been redacted, confidential treatment has been requested, and redacted portions have separately been filed with the SEC."

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 21, 2016

Zall Cross-border E-commerce Investment Company Limited

By:	/s/ Yan Zhi
Name: Yan Zhi
Title: Director

Zall Development (BVI) Holding Company Limited

By:	/s/ Yan Zhi
Name: Yan Zhi
Title: Director

Zall Group Ltd.

By:	/s/ Yan Zhi
Name: Yan Zhi
Title: Director

Zall Development Investment Company Limited

By:	/s/ Yan Zhi
Name: Yan Zhi
Title: Director

/s/ Yan Zhi
Name: Yan Zhi